EXHIBIT 99.1

November 1, 2010

Raymond James Ltd.
Scotia Plaza, 40 King Street West

54th Floor, Toronto, Ontario M5H 3Y2

-and-

Canaccord Genuity Corp.
2200 – 609 Granville Street
Vancouver, BC V7Y 1H2

as Representatives of the several Underwriters

Attention:  John Greenslade, President and Chief Executive Officer

Dear Mr. Greenslade:

Raymond James Ltd. (“Raymond James”) and Canaccord Genuity Corp. (“Canaccord”) (and, together with Raymond James, the “Co-Lead Underwriters”) and each of the other underwriters named in Schedule A hereto (collectively, the “Underwriters,” which term shall also include any underwriter substituted as hereinafter provided in Section 9 hereof), for whom the Co-Lead Underwriters will act as representatives (the “Representatives”) confirm their agreement with Baja Mining Corp., a corporation existing under the laws of the Province of British Columbia (the “Company”), with respect to (i) the issue and sale by the Company and the purchase by the Underwriters, acting severally and not jointly, of an aggregate of 145,500,000 common shares, without par value, of the Company (the “Initial Shares”) and (ii) the grant by the Company to the Underwriters, acting severally and not jointly, of the option described in Section 2(b) hereof to purchase all or any part of 21,825,000 additional common shares, without par value, of the Company (the “Option Shares” and together with the Initial Shares, the “Offered Shares”) to cover over-allotments, if any.

The Company understands that the Underwriters propose to make a public offering of the Offered Shares in the United States to institutional "accredited investors" that satisfy one or more of the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the United States Securities Act of 1933, as amended (the "1933 Act"), except in the State of New York, in which State the Offered Shares may also be offered to individual investors resident therein, and in each case pursuant to all applicable state securities laws of any state of the United States, and in the provinces of British Columbia, Alberta and Ontario in Canada (the “Qualifying Jurisdictions”), in each case upon the terms set forth in the General Disclosure Package (as hereinafter defined) and the Final Prospectuses (as hereinafter defined).

The Company also understands that the Underwriters may make a concurrent private placement (the “Canadian Private Placement”) of the Offered Shares in all of the provinces and territories of Canada other than the Qualifying Jurisdictions, as soon as the Representatives deem advisable after this Agreement has been executed and delivered.

The Company has prepared and filed with the securities regulatory authorities (the “Qualifying Authorities”) in the Qualifying Jurisdictions a preliminary short form base shelf prospectus, dated March 8, 2010, (the “Canadian Preliminary Base Prospectus”), and a final short form base shelf prospectus, dated April 19, 2010, in respect of up to C$500,000,000 aggregate principal amount of common shares, debt securities, warrants, share purchase contracts and subscription receipts of the Company (collectively, the “Shelf Securities”).  The Company selected the British Columbia Securities Commission (the “Reviewing Authority”) as its principal regulator in respect of the offering of the Shelf Securities, and the Reviewing Authority has issued a decision document (a “Decision Document”) under Multilateral Instrument 11-102 Passport System and National Policy 11-202 Process for Prospectus Reviews in Multiple Jurisdictions on behalf of itself and the other Qualifying Authorities for each of the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus.  The term “Canadian Base Prospectus” means the final short form base shelf prospectus relating to the Shelf Securities, as applicable, including any documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws (as hereinafter defined), at the time the Reviewing Authority issued a Decision Document with respect thereto in accordance with Canadian Securities Laws, including National Instrument 44-101 – Short Form Prospectus Distributions and National Instrument 44-102 – Shelf Distributions (together, the “Canadian Shelf Procedures”). The Company has also prepared and filed with the Qualifying Authorities in accordance with the Canadian Shelf Procedures a preliminary prospectus supplement, dated November 1, 2010, relating to the Offered Shares, which excluded certain pricing information (the “Canadian Preliminary Supplement”), together with the Canadian Base Prospectus, and including any documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, the “Canadian Preliminary Prospectus”).

The Company has prepared and filed with the United States Securities and Exchange Commission (the “Commission”), pursuant to the Multi-Jurisdictional Disclosure System (“MJDS”) a registration statement on Form F-10 (File No. 333-165352) covering the registration of the Shelf Securities under the 1933 Act. Such registration statement, including the Canadian Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable general rules and regulations of the Commission promulgated under the 1933 Act (the “1933 Act Regulations”) and including exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein, and including any amendments thereto filed prior to the date and time that this Agreement is delivered by the parties hereto (the “Execution Time”), each in the form heretofore delivered or to be delivered to the Representatives, has become effective in such form pursuant to Rule 467(a) under the 1933 Act (the various parts of such registration statement, including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the registration statement at the time the registration statement became effective, each as amended at the time of the registration statement became effective and including any post-effective amendment thereto, are hereinafter collectively called the “Registration Statement”). The base prospectus filed as part of the Registration Statement, including all documents incorporated therein by reference, contained in the Registration Statement as initially filed with the Commission, is hereinafter called the “U.S. Preliminary Base Prospectus”; the base prospectus filed as part of the Registration Statement, including all documents incorporated therein by reference, contained in the Registration Statement at the Execution Time, is hereinafter called the “U.S. Base Prospectus”; the Canadian Preliminary Supplement with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable 1933 Act Regulations relating to the offering of the Offered Shares, including all documents incorporated therein by reference, prepared and filed with the Commission pursuant to MJDS and General Instruction II.L of Form F-10 under the 1933 Act on November 1, 2010, is hereinafter called the “U.S. Preliminary Supplement”), and together with the U.S. Base Prospectus, is hereinafter called the “U.S. Preliminary Prospectus.”

In addition, the Company (i) shall prepare and file with the Qualifying Authorities in accordance with Section 3(a) hereof a final prospectus supplement relating to the Offered Shares, which includes the pricing information omitted from the Canadian Preliminary Prospectus (the “Canadian Final Supplement”, together with the Canadian Base Prospectus, and including any documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, the “Canadian Final Prospectus”), and (ii) shall prepare and file with the Commission pursuant to MJDS and General Instruction II.L of Form F-10 and in accordance with Section 3(a) hereof the Canadian Final Supplement with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable 1933 Act Regulations relating to the offering of the Offered Shares (including all documents incorporated therein by reference, the “U.S. Final Supplement” and together with the U.S. Base Prospectus, the “U.S. Final Prospectus”).  The U.S. Preliminary Prospectus and the Canadian Preliminary Prospectus are referred to herein as the “Preliminary Prospectuses,” and the U.S. Final Prospectus and the Canadian Final Prospectus are referred to herein as the “Final Prospectuses.” Any amendment to the Canadian Final Prospectus, any amended or supplemental prospectus, any management information circular, financial statement, management’s discussion and analysis, annual information form, material change report, auxiliary material, information, evidence, return, report, application, statement or document that may be filed by or on behalf of the Company under the securities laws of the Qualifying Jurisdictions prior to the expiry of the period of distribution of the Offered Shares, where such document is deemed to be incorporated by reference into the Canadian Final Prospectus, is referred to herein collectively as the “Supplementary Material.” Any reference herein to any “amendment” or “supplement” to the U.S. Preliminary Prospectus or the U.S. Final Prospectus shall be deemed to refer to and include (i) the filing of any document with the Reviewing Authority or the Commission after the date of the U.S. Preliminary Prospectus or the U.S. Final Prospectus, as the case may be, which is incorporated therein by reference or is otherwise deemed to be a part thereof or included therein by Form F-10 and the 1933 Act Regulations and (ii) any such document so filed.

The Company has also prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X (the “Form F-X”) in conjunction with the filing of the Registration Statement.

For purposes of this Agreement, all references to the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus and the Canadian Final Prospectus, or any amendment or supplement to any of the foregoing (including any Supplementary Material), shall be deemed to include the copy filed with the Qualifying Authorities pursuant to the System for Electronic Document Analysis and Retrieval (“SEDAR”). For purposes of this Agreement, all references to the Registration Statement, the U.S. Preliminary Base Prospectus, the U.S. Base Prospectus, the U.S. Preliminary Prospectus and any Issuer Free Writing Prospectus (as hereinafter defined) and the U.S. Final Prospectus, or any amendment or supplement to any of the foregoing, shall be deemed to include the copy filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”).

All references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Preliminary Base Prospectus, the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Final Prospectus shall be deemed to mean and include the filing of any document under the Securities Exchange Act of 1934, as amended (the “1934 Act”), which is incorporated by reference in or otherwise deemed by 1933 Act Regulations to be a part of or included in the Registration Statement, the U.S. Preliminary Base Prospectus, the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Final Prospectus, as the case may be.

SECTION 1.         Representations and Warranties.

(a)           Representations and Warranties by the Company. The Company represents and warrants to each Underwriter and any broker-dealer affiliates acting on their behalf as of the date hereof, the Applicable Time referred to in Section 1(a)(i) hereof, as of the Closing Time referred to in Section 2(c) hereof, and as of each Date of Delivery (if any) referred to in Section 2(b) hereof, and agrees with each Underwriter and any broker-dealer affiliate thereof, as follows:

(i)           Eligibility and Compliance with Registration Requirements. The Company is a reporting issuer (or equivalent thereof) in each Qualifying Jurisdiction that recognizes the concept of reporting issuer (or equivalent thereof), is not in default in any material respect under the securities laws of any Qualifying Jurisdiction, and is in compliance in all material respects with its timely disclosure obligations under the 1934 Act, Canadian Securities Laws, and the TSX.  The Company meets the general eligibility requirements for the use of the Canadian Shelf Procedures and for the use of a short form base shelf prospectus with respect to a distribution of securities. The Company meets the general eligibility requirements for the use of Form F-10 under the 1933 Act.  The Reviewing Authority has issued a Decision Document on behalf of itself and the other Qualifying Authorities for each of the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus; subsequent to the issuance of the Decision Document for the Canadian Base Prospectus, no other document with respect to the Canadian Base Prospectus has heretofore been filed or transmitted for filing with the Qualifying Authorities, except the Company’s Canadian Preliminary Supplement.  The Registration Statement has become effective pursuant to Rule 467(a) under the 1933 Act; at the time of its effectiveness the Company included in the Registration Statement all information required by Form F-10, the 1933 Act and 1933 Act Regulations to be included in such Registration Statement; subsequent to the effectiveness of the Registration Statement, no other document with respect to the Registration Statement has heretofore been filed or transmitted for filing with the Commission, except the Company’s U.S. Preliminary Supplement; and no stop order suspending the effectiveness of the Registration Statement and no other order preventing or suspending its use or the use of the U.S. Base Prospectus, the U.S. Preliminary Prospectus or any Issuer Free Writing Prospectus has been issued and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the Commission. No order, ruling or determination having the effect of suspending the sale or ceasing the trading of any securities of the Company (including the Offered Shares) has been issued or made by any Qualifying Authority, any other securities commission, stock exchange or other regulatory authority and no proceedings for that purpose have been instituted or are pending or, to the Company’s knowledge, are contemplated by any such authority. Any request on the part of the Commission, any Qualifying Authority or any other securities commission, stock exchange or other regulatory authority for additional information in connection with the offering contemplated hereby has been complied with.

At the time of filing thereof with the Qualifying Authorities and at the Closing Time (and, if any Option Shares are purchased, at the Date of Delivery): (A) the Canadian

Preliminary Prospectus and the Canadian Final Prospectus (and any further amendments or supplements thereto, including any Supplementary Material) complied and will comply in all material respects with the securities laws applicable in the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published policy statements (including, without limitation, the Canadian Shelf Procedures) and applicable notices, instruments, policies and blanket orders or rulings of securities regulatory authorities in such Qualifying Jurisdictions (collectively, the “Canadian Securities Laws”) and shall enable the Initial Shares and the Option Shares to be lawfully distributed in the Qualifying Jurisdictions through the Underwriters, and (B) the Canadian Preliminary Prospectus and the Canadian Final Prospectus (and any further amendments or supplements thereto, including any Supplementary Material) constituted and will constitute full, true and plain disclosure of all material facts relating to the Offered Shares and the Company, and did not and will not contain a misrepresentation, as defined under Canadian Securities Laws, and did not and will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

At the time the Registration Statement became effective under the 1933 Act, the Registration Statement did, and when the U.S. Final Prospectus is first filed in accordance with General Instruction II.L of Form F-10 and at the Closing Time (and, if any Option Shares are purchased, at the Date of Delivery) the U.S. Final Prospectus (and any supplements thereto) will, comply in all material respects with the requirements of Form F-10, the 1933 Act and the 1933 Act Regulations; at the time the Registration Statement became effective under the 1933 Act, as of the Execution Time and when the U.S. Final Prospectus is first filed in accordance with General Instruction II.L of Form F-10 and at the Closing Time (and, if any Option Shares are purchased, at the Date of Delivery), the Registration Statement did not, and, together with the information set forth on Schedule B hereto, will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; and when the U.S. Final Prospectus (and any supplement thereto) is first filed in accordance with General Instruction II.L of Form F-10 and at the Closing Time (and, if any Option Shares are purchased, at the Date of Delivery), the U.S. Final Prospectus (and any supplement thereto) will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The U.S. Preliminary Prospectus conformed and will conform to the Canadian Preliminary Prospectus and the U.S. Final Prospectus conformed and will conform to the Canadian Final Prospectus, in each case except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission.

As of the Applicable Time (as defined below), neither (x) any Issuer General Use Free Writing Prospectus (as defined below) issued at or prior to the Applicable Time and the U.S. Preliminary Prospectus and the information included on Schedule B hereto, all considered together (collectively, the “General Disclosure Package”), nor (y) any individual Issuer Limited Use Free Writing Prospectus (as defined below), when considered together with the General Disclosure Package, included any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

As used in this subsection and elsewhere in this Agreement:

“Applicable Time” means 8:00 a.m.  (Toronto time) on November 2, 2010 or such other time as agreed by the Company and the Representatives.

“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433 of the 1933 Act Regulations (“Rule 433”), relating to the Offered Shares that (i) is required to be filed with the Commission by the Company, (ii) is a “road show that is a written communication” within the meaning of Rule 433(d)(8)(i) whether or not required to be filed with the Commission or (iii) is exempt from filing pursuant to Rule 433(d)(5)(i) because it contains a description of the Offered Shares or of the offering that does not reflect the final terms, in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g).

“Issuer General Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is intended for general distribution to prospective investors, as evidenced by its being specified in Schedule C hereto.

“Issuer Limited Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is not an Issuer General Use Free Writing Prospectus.

Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Offered Shares or until any earlier date that the Company notified or notifies the Representatives as described in Section 3(e), did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement, the Preliminary Prospectuses or the Final Prospectuses, including any document incorporated by reference therein that has not been superseded or modified.

The representations and warranties in this subsection shall not apply to statements in or omissions from the Registration Statement, the Preliminary Prospectuses, the General Disclosure Package, the Final Prospectuses, any Supplementary Material or any Issuer Free Writing Prospectus made in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives expressly for use therein.

The U.S. Preliminary Prospectus and the U.S. Final Prospectus delivered or to be delivered to the Underwriters for use in connection with this offering was or will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.  The Canadian Preliminary Prospectus and the Canadian Final Prospectus delivered or to be delivered to the Underwriters for use in connection with this offering was or will be identical to the electronically transmitted copies thereof filed with the Qualifying Authorities pursuant to SEDAR.

At the time of filing the Registration Statement and any post-effective amendments thereto, at the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the 1933 Act Regulations) of the Offered Shares and at the date hereof, the Company was not and is not an “ineligible issuer,” as defined in Rule 405 of the 1933 Act Regulations.

(ii)           Incorporation of Documents by Reference. Each document filed or to be filed with the Qualifying Authorities and incorporated or deemed to be incorporated by reference in the Canadian Base Prospectus, the Canadian Preliminary Prospectus and the Canadian Final

Prospectus complied or will comply when so filed and at the Closing Time (and, if any Option Shares are purchased, at any Date of Delivery) in all material respects with Canadian Securities Laws, and did not or will not contain a misrepresentation as defined under Canadian Securities Laws, and none of such documents contained or will contain at the time of its filing and at the Closing Time (and, if any Option Shares are purchased, at any Date of Delivery) any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were or are made, not misleading.

The documents incorporated or deemed to be incorporated by reference in the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus, the U.S. Final Prospectus, or otherwise deemed to be a part thereof or included therein, at the time they were or hereafter are filed with the Commission, complied and will comply in all material respects with the requirements of the 1934 Act, and the rules and regulations of the Commission under the 1934 Act (the “1934 Act Regulations”), as applicable, and, when read together with the other information in (A) the U.S. Base Prospectus at the time the Registration Statement became effective, (B) the General Disclosure Package at the Applicable Time, and (C) the U.S. Final Prospectus as of its date and at the Closing Time (and, if any Option Shares are purchased, at any Date of Delivery), did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

(iii)           Independent Accountants. PricewaterhouseCoopers LLP (“PWC”), who have audited the consolidated financial statements of the Company included or incorporated by reference in the General Disclosure Package and the Final Prospectuses, are independent registered public accountants with respect to the Company within the meaning of the 1933 Act and the 1933 Act Regulations and are independent public accountants as required by Canadian Securities Laws and there has never been a reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations between the Company and such auditors.

(iv)           Financial Statements. The financial statements included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Final Prospectuses, together with the related schedules and notes, present fairly in all material respects the financial position of the Company and its consolidated subsidiaries at the dates and for the periods indicated and the consolidated balance sheets, consolidated statements of loss and deficit and consolidated statements of cash flows of the Company and its consolidated subsidiaries for the periods specified; said financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) applied on a consistent basis throughout the periods involved and in the case of the audited consolidated financial statements of the Company incorporated by reference in the Registration Statement, the General Disclosure Package and the Final Prospectuses, have been reconciled to generally accepted accounting principles in the United States of America (“U.S. GAAP”) in accordance with Item 18 of Form 20-F under the 1934 Act, and said financial statements comply as to form in all material respects with the applicable accounting requirements of the 1933 Act, the 1934 Act and applicable Canadian Securities Laws.  The supporting schedules, if any, present fairly in all material respects in accordance with Canadian GAAP, as reconciled to U.S. GAAP, if applicable, the information required to be stated therein. All disclosures included or incorporated by reference in the Registration Statement, the General Disclosure Package or the Final Prospectuses regarding “non-GAAP financial measures” (as such term is defined under Canadian Securities Laws) comply with applicable Canadian Securities Laws. There have been no changes in the consolidated assets or liabilities of the Company from the position thereof as set forth in the consolidated financial statements included or incorporated by reference in the Registration Statement, the General Disclosure Package or the Final Prospectuses, except changes arising from transactions in the ordinary course of business which, in the aggregate, have not been material to the Company and the Subsidiaries (as hereinafter defined) (taken together, as a single enterprise) and except for changes that are disclosed in the General Disclosure Package and the Final Prospectuses.

(v)           No Material Adverse Change in Business. Since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package and the Final Prospectuses, except as otherwise stated therein, (A) there has been no material adverse change or any development involving a prospective material adverse change in the condition, financial or otherwise, or in the earnings or business affairs of the Company and the Subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, (B) there have been no transactions entered into by the Company or any of the Subsidiaries, other than those in the ordinary course of business, which are material with respect to the Company and the Subsidiaries considered as one enterprise, and (C) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class or series of its share capital.

(vi)           Good Standing of the Company. The Company has been duly organized and is validly existing as a corporation in good standing under the laws of British Columbia and no proceedings have been instituted or, to the knowledge of the Company, are pending for the dissolution or liquidation or winding-up of the Company; the Company has corporate power and capacity to own, lease and operate its properties and to conduct its business as described in the General Disclosure Package and the Final Prospectuses and to enter into and perform its obligations under this Agreement.

(vii)           Good Standing of Subsidiaries. Each subsidiary of the Company is listed on Schedule E to this Agreement (each a “Subsidiary” and, collectively, the “Subsidiaries”). Each Subsidiary has been duly organized and is validly existing as a corporation in good standing under the laws of its jurisdiction of incorporation and no proceedings have been instituted or, to the knowledge of the Company, are pending for the dissolution or liquidation or winding-up of the Company; each Subsidiary has the corporate power and authority to own, lease and operate its properties and to conduct its business as described in the General Disclosure Package and the Final Prospectuses and is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business; except as otherwise disclosed in the General Disclosure Package and the Final Prospectuses, all of the issued and outstanding share capital of each Subsidiary has been duly authorized and validly issued, is fully paid and non-assessable and is owned by the Company, directly or through Subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity; none of the outstanding shares of any Subsidiary were issued in violation of the pre-emptive or similar rights of any shareholder of such Subsidiary.

(viii)           Capitalization. As at the date hereof, the authorized share capital of the Company consists of an unlimited number of common shares of which 165,856,837 common shares were issued and outstanding as at the date hereof. All of the issued and outstanding shares in the capital of the Company have been duly authorized and validly issued and are fully paid and non-assessable and have been issued in compliance with all U.S. and Canadian Securities Laws; none of the outstanding shares in the capital of the Company was issued in violation of the pre-emptive or other similar rights of any securityholder of the Company.  Except as disclosed in the General Disclosure Package and the Final Prospectuses, the Company does not have any options or warrants to purchase, or any pre-emptive rights or other rights to subscribe for or to purchase, any securities or obligations convertible into, or any contracts or commitments to issue or sell, any of its share capital or any such options, rights, convertible securities or obligations. The description of the Company’s employee benefit plans, and the options or other rights granted thereunder, as set forth in the General Disclosure Package and the Final Prospectuses, accurately and fairly presents the information required to be disclosed with respect to such plans, options and rights. Except as disclosed in the General Disclosure Package and the Final Prospectuses, to the knowledge of the Company, there are no agreements, arrangements or understandings among or between any shareholders of the Company with respect to the Company or the voting or disposition of the Company’s share capital.

(ix)           Authorization. This Agreement has been duly authorized, executed and delivered by the Company.

(x)           Authorization and Description of Shares. The Offered Shares to be purchased by the Underwriters from the Company have been duly authorized for issuance, sale and delivery to the Underwriters pursuant to this Agreement; each of the Offered Shares offered hereby, when issued and delivered by the Company pursuant to this Agreement against payment of the consideration set forth herein, will be validly issued and fully paid and non-assessable; the Offered Shares conform in all material respects to all statements relating thereto contained in the General Disclosure Package and the Final Prospectuses, as applicable, and such description conforms in all material respects to the rights set forth in the instruments defining the same; no holder of the Offered Shares will be subject to personal liability solely by reason of being such a holder; and, except as disclosed in the General Disclosure Package and the Final Prospectuses, the issuance of the Offered Shares is not subject to the pre-emptive or other similar rights of any securityholder of the Company except for the rights of HVB Capital Partners AG which pre-emptive right has been waived.

(xi)           Absence of Defaults and Conflicts.  Neither the Company nor any of the Subsidiaries is in violation of its respective charter or by-laws (or similar constituting document) or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any of the Subsidiaries is a party or by which it or any of them is bound, or to which any of the property or assets of the Company or any Subsidiary is subject (collectively, “Agreements and Instruments”) except for such violations or defaults that would not result in a Material Adverse Effect; and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein and therein and in the General Disclosure Package and the Final Prospectuses (including the issuance and sale of the Offered Shares and the use of the proceeds from the sale of the Offered Shares as described in the General Disclosure Package and the Final Prospectuses under the caption “Use of Proceeds”) and compliance by the Company with its obligations hereunder and thereunder have been duly authorized by all necessary corporate action and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any Subsidiary pursuant to, the Agreements and Instruments (except for such conflicts, breaches, defaults or Repayment Events or liens, charges or encumbrances that would not result in a Material Adverse Effect), nor will such action result in (a) any violation of the provisions of the charter or by-laws (or similar constituting documents) of the Company or any Subsidiary or (b) any violation of any applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality, court, domestic or foreign, or stock exchange having jurisdiction over the Company or any Subsidiary or any of their assets, properties or operations, except in the case of (b) for such violations that would not result in a Material Adverse Effect.  A “Material Adverse Effect” means a material adverse effect or a prospective material adverse effect on the condition, financial or otherwise, or in the earnings or business affairs of the Company and the Subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business. As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any Subsidiary.

(xii)           Absence of Disputes. No labor dispute with the employees of the Company or any Subsidiary exists or, to the knowledge of the Company, is imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or any Subsidiary’s principal suppliers, manufacturers, customers or contractors, which, in either case, would result in a Material Adverse Effect.  No dispute between the Company and any native group, community group or joint venture partner exists or, to the knowledge of the Company, is threatened or imminent, in each case, that would have a Material Adverse Effect.

(xiii)           Absence of Proceedings. All actions, suits, proceedings, inquiries or investigations before or brought by any court or governmental agency or body, domestic or foreign, now pending, or, to the knowledge of the Company, threatened, against or affecting the Company or any Subsidiary have been disclosed in the Registration Statement, the General Disclosure Package, or the Final Prospectuses, other than those actions, suits, proceedings, inquiries or investigations that would not result in a Material Adverse Effect or would not materially and adversely affect the consummation of the transactions contemplated in this Agreement or the performance by the Company of its obligations hereunder; the aggregate of all pending legal or governmental proceedings to which the Company or any Subsidiary is a party or of which any of their respective property or assets is the subject that are not described in the Registration Statement, the General Disclosure Package or the Final Prospectuses, including ordinary routine litigation incidental to the business, would not result in a Material Adverse Effect.

(xiv)           Other Reports and Information; Accuracy of Exhibits. There are no reports or information that, in accordance with the requirements of the Reviewing Authority or the other Qualifying Authorities or Canadian Securities Laws, must be made publicly available in connection with the offering of the Offered Shares that have not been made publicly available as required; no material change reports or other documents have been filed on a confidential basis with the Reviewing Authority or the other Qualifying Authorities that remain confidential as of the date hereof; there are no documents (other than this Agreement) required to be filed with the Reviewing Authority or the other Qualifying Authorities in connection with the Canadian Base Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectus that have not been filed as required; there are no contracts, documents or other materials (other than this Agreement) required to be described in the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Final Prospectus or to be filed as exhibits to the Registration Statement that are not described or filed as required.

(xv)           Possession of Intellectual Property.  The Company and the Subsidiaries own or possess, or can acquire on reasonable terms, adequate patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property (collectively, “Intellectual Property”) necessary to carry on the business now operated by them, except where the failure to possess or acquire such Intellectual Property would not have a Material Adverse Effect; and neither the Company nor any of the Subsidiaries has received any notice or is otherwise aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances that would render any Intellectual Property invalid or inadequate to protect the interest of the Company or any of the Subsidiaries therein, and which infringement or conflict (if the subject of any unfavorable decision, ruling or finding) or invalidity or inadequacy would result in a Material Adverse Effect.

(xvi)           Absence of Further Requirements. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any court or governmental authority or agency is necessary or required for the performance by the Company of its obligations hereunder, in connection with the offering, issuance or sale of the Offered Shares hereunder or the consummation of the transactions contemplated by this Agreement, except (i) such as have been already obtained or as may be required under the 1933 Act or the 1933 Act Regulations or state securities laws and (ii) any approval or no obligations letter required by the Financial Industry Regulatory Authority (“FINRA”); and (iii) such as have been obtained or may be required under the Canadian Securities Laws or the rules of the TSX.

(xvii)           Absence of Manipulation. Neither the Company nor, to the Company’s knowledge, any affiliate (as defined in Rule 501 under the 1933 Act) of the Company has taken, nor will the Company or, to the Company’s knowledge, any affiliate take, directly or indirectly, any action which is designed to or which has constituted or which would be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Offered Shares or the Common Shares.

(xviii)           Possession of Licenses and Permits.  The Company and the Subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate federal, state, provincial, municipal, local or foreign regulatory agencies or bodies necessary to conduct the business now operated by them, except where the failure so to possess would not, singly or in the aggregate, result in a Material Adverse Effect; the Company and the Subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, result in a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except when the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, singly or in the aggregate, result in a Material Adverse Effect; and neither the Company nor any of the Subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Effect, and there are no facts or circumstances known to the Company, including without limitation facts or circumstances relating to the revocation, suspension, modification, withdrawal or termination of any Governmental Licenses held by others, that could lead to the revocation, suspension, modification, withdrawal or termination of any such Governmental Licenses, which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Effect. To the knowledge of the Company, no party granting any such Governmental Licenses is considering limiting, suspending, modifying, withdrawing, or revoking the same in any material respect.

(xix)           Title to Property. The Company and the Subsidiaries have good and marketable title to all real property owned by the Company and the Subsidiaries and good title to all other properties owned by them, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind except (a) such as are described in the General Disclosure Package and the Final Prospectuses or (b) where failure to hold any such title free and clear would not result in a Material Adverse Effect; and all of the property leases and subleases material to the business of the Company and the Subsidiaries, considered as one enterprise, and under which the Company or any of the Subsidiaries holds properties described in the General Disclosure Package and the Final Prospectuses, are in full force and effect, and neither the Company nor any Subsidiary has any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any Subsidiary under any of the property leases or subleases mentioned above, or affecting or questioning the rights of the Company or such Subsidiary to the continued possession of the leased or subleased premises under any such lease or sublease, in each case except where failure to hold any such lease or sublease would not have a Material Adverse Effect.

(xx)           Mining Claims. All interests in mining claims, concessions, mining leases, leases of occupation, exploitation or extraction rights, participating interests or other conventional property or property interests or rights or similar rights (“Mining Claims”) relating to the Boleo Project (as defined in the General Disclosure Package and the Final Prospectuses) (the “Principal Property”) that are held by the Company or any of the Subsidiaries are in good standing, are valid and enforceable, are free and clear of any material liens or charges, and no material royalty is payable in respect of any of them, except, in each instance, as disclosed in the General Disclosure Package and the Final Prospectuses and, to the extent applicable, the title opinions of the Company’s legal counsel to be delivered in connection with the offering of Shares. Except as disclosed in the General Disclosure Package and the Final Prospectuses or where such would not have a Material Adverse Effect, no other property rights are necessary for the conduct of the Company’s business as presently conducted or as proposed to be conducted by the Company as described in the General Disclosure Package and the Final Prospectuses, and there are no material restrictions on the ability of the Company and the Subsidiaries to use or otherwise exploit any such property rights.  Except as disclosed in the General Disclosure Package and the Final Prospectuses or where such would not have a Material Adverse Effect, the Company has no reason to believe that it will not be able to obtain or acquire such property or other rights as may be necessary to develop, operate (or further develop and operate) or re-open, as applicable, the Principal Property.  Except as disclosed in the General Disclosure Package and the Final Prospectuses or where such would not have a Material Adverse Effect, Mining Claims held by the Company or the Subsidiaries cover the properties required by the Company for the purposes described in the General Disclosure Package and the Final Prospectuses.

(xxi)           Mineral Estimates. Except as disclosed in the General Disclosure Package and the Final Prospectuses, the information relating to estimates by the Company of the proven and probable reserves and the measured, indicated and inferred resources at the Principal Property contained in the General Disclosure Package and the Final Prospectuses has been prepared in all material respects in accordance with National Instrument 43-101- “Standards of Disclosure for Mineral Projects.” The Company believes that all of the assumptions underlying such reserve and resource estimates are reasonable and appropriate, and the Company believes that the projected production and operating results relating to its projects as summarized in the General Disclosure Package and the Final Prospectuses are reasonable.

(xxii)           Investment Company Act.  The Company is not required, and upon the issuance and sale of the Offered Shares as herein contemplated and the application of the net proceeds therefrom as described in the General Disclosure Package and the Final Prospectuses will not be required, to seek an order permitting registration as an “investment company” under the Investment Company Act of 1940, as amended.

(xxiii)           Environmental Laws. Except as described in the General Disclosure Package and the Final Prospectuses and except as would not, singly or in the aggregate, result in a Material Adverse Effect, (A) neither the Company nor any of the Subsidiaries is in violation of any applicable federal, state, provincial, municipal, local or foreign statute, law, rule, regulation, ordinance or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials or mold (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (B) to the Company’s knowledge, the Company and the Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (C) there are no pending or, to the Company’s knowledge, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigations or proceedings relating to any Environmental Law against the Company or any of the Subsidiaries, and (D) there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or any of the Subsidiaries relating to Hazardous Materials or any Environmental Laws.  To the Company’s knowledge after reasonable inquiry, neither the Company nor any of the Subsidiaries has been named as a “potentially responsible party” under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.  From time to time, the Company reviews the effect of Environmental Laws on the business, operations and properties of the Company and the Subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties); on the basis of such review, the Company has reasonably concluded that such associated costs and liabilities would not, singly or in the aggregate, have a Material Adverse Effect.

(xxiv)           Registration Rights. Other than as described in the General Disclosure Package and the Final Prospectuses, there are no persons with registration rights or other similar rights to have any securities registered or qualified for distribution pursuant to the Registration Statement or the Canadian Final Prospectus or otherwise registered by the Company under the 1933 Act or qualified for distribution under Canadian Securities Laws.

(xxv)           Disclosure Controls. The Company and the Subsidiaries maintain disclosure controls and procedures as required by Rule 13a-15 or Rule 15d-15 of the 1934 Act Regulations, as applicable to the Company, and as contemplated by the certifications required under Form 52-109F1 and Form 52-109F2 under National Instrument 52-109 — Certification of Disclosures in Issuer’s Annual and Interim Filings; such controls and procedures are effective to provide reasonable assurances that all material information concerning the Company and the Subsidiaries is made known, on a timely basis, to the individuals responsible for the preparation of the

Company’s filings with the Commission and the Qualifying Authorities, and the Company has made available to counsel for the Underwriters copies of all descriptions of, and all policies, manuals and other documents, if any, promulgating, such disclosure controls and procedures.

(xxvi)           Accounting Controls. The Company and each of the Subsidiaries maintain a system of internal accounting controls designed to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian GAAP as reconciled to U.S. GAAP and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  The Company and each of its Subsidiaries maintain internal control over financial reporting as defined in Rule 13a-15 or Rule 15d-15 of the 1934 Act Regulations; and such controls are effective. Since the end of the Company’s most recent audited fiscal year, there has been (1) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (2) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(xxvii)          Compliance with the Sarbanes-Oxley Act.  There is and has been no failure on the part of the Company or, to the Company’s knowledge, any of the Company’s directors or officers, in their capacities as such, to comply in all material respects with any provision of the Sarbanes-Oxley Act of 2002 and all rules and regulations promulgated in connection therewith (the “Sarbanes-Oxley Act”), including Section 402 related to loans and Sections 302 and 906 related to certifications.

(xxviii)         Payment of Taxes. All United States and Canadian federal income tax returns of the Company and the Subsidiaries required by law to be filed have been filed and all taxes shown by such returns or otherwise assessed, which are due and payable, have been paid, except assessments against which appeals have been or will be promptly taken and as to which adequate reserves have been provided. The United States and Canadian federal income tax returns of the Company through the fiscal year ended December 31, 2009 have been filed and no assessment in connection therewith has been made against the Company. Each of the Company and the Subsidiaries has filed all other tax returns that are required to have been filed by it pursuant to applicable foreign, state, provincial, municipal, local or other law except insofar as the failure to file such returns would not result in a Material Adverse Effect, and has paid all taxes due pursuant to such returns or pursuant to any assessment received by the Company and the Subsidiaries, except for such taxes, if any, as are being contested in good faith and as to which adequate reserves have been provided. The charges, accruals and reserves on the books of the Company in respect of any income and corporation tax liability for any years not finally determined are adequate to meet any assessments or re-assessments for additional income tax for any years not finally determined, except to the extent of any inadequacy that would not result in a Material Adverse Effect.  The statements set forth in the General Disclosure Package and the Final Prospectuses under the captions “Certain Canadian Federal Income Tax Considerations,” and “Certain Federal United States Income Tax Considerations,” insofar as they purport to describe the tax consequences to holders of the ownership and disposition of the Offered Shares or legal conclusions with respect thereto, and subject to the limitations, qualifications and assumptions set forth therein, are a fair and accurate summary of the matters set forth therein.

(xxix)          Taxes. No stamp or other issuance or transfer taxes or duties or sales taxes or withholding taxes (in the case of such withholding or sales tax, only to the extent that no services were rendered in Canada by or on behalf of any Underwriter which is not a resident of Canada in connection with the transactions contemplated by this Agreement) are payable by or on behalf of the Underwriters to the Government of Canada or the Government of Ontario or any political subdivision thereof or any authority or agency thereof or therein having power to tax solely by virtue of: (A) the issue, sale and delivery of the Offered Shares by the Company to or for the respective accounts of the Underwriters or (B) the sale and delivery outside Canada by the Underwriters of the Offered Shares in the manner contemplated in this Agreement.

(xxx)           Insurance. The Company and the Subsidiaries carry or are entitled to the benefits of insurance, with insurers the Company reasonably believes to be reputable, in such amounts and covering such risks as is generally maintained by companies of, to the Company’s reasonable belief, established repute engaged in the same or similar business, and all such insurance is in full force and effect. The Company has no reason to believe that it or any Subsidiary will not be able
(A) to renew its existing insurance coverage as and when such policies expire or (B) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not result in a Material Adverse Effect.

(xxxi)           Statistical and Market-Related Data. Any statistical, industry and market-related data included in the Registration Statement, the General Disclosure Package and the Final Prospectuses is based on or derived from sources that the Company believes to be reliable and accurate, and the Company has obtained the consent to the use of such industry data from such sources, to the extent any such consent is required.

(xxxii)           Minute Books and Corporate Records. As at the date hereof, the minute books and corporate records of the Company and the Subsidiaries are true and correct and contain all minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Company and the Subsidiaries (except for the minutes of the meetings that have occurred since October 25, 2010 in respect of which the Company hereby confirms that no actions or events at such meetings would have a Material Adverse Effect), and at the Closing Time will contain the minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Company and the Subsidiaries.

(xxxiii)          Foreign Corrupt Practices Act. Neither the Company nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of the Subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the Company and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(xxxiv)          OFAC. Neither the Company nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or person acting on behalf of the Company is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury

Department (“OFAC”); and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(xxxv)           Compliance with Laws.  The Company and the Subsidiaries and, to the Company’s knowledge without any further investigation, others who perform services on behalf of the Company or the Subsidiaries in the performance of such services on behalf of the Company or the Subsidiaries, have been and are in compliance with, and conduct their businesses in conformity with, all applicable U.S., Canadian and foreign federal, provincial, state, municipal and local laws, rules and regulations, standards, and all applicable rules, policies, ordinances, judgments, decrees, orders and injunctions of any court or governmental agency or the TSX, except where the failure to be in compliance or conformity would not, singly or in the aggregate, result in a Material Adverse Effect; and neither the Company nor any of the Subsidiaries has received any notice citing action or inaction by the Company or any of the Subsidiaries, or others who perform services on behalf of the Company or the Subsidiaries, that would constitute non-compliance with any applicable U.S., Canadian or foreign federal, provincial, state, municipal or local laws, rules, regulations policies or standards to the extent such non-compliance reasonably would be expected to have a Material Adverse Effect; and, to the knowledge of the Company, other than as set forth in the General Disclosure Package and the Final Prospectuses, no prospective change in any applicable U.S., Canadian and foreign federal, provincial, state, municipal, or local laws, rules, regulations or standards has been adopted which, when made effective, would have a Material Adverse Effect.

(xxxvi)          No Broker. Other than as contemplated by this Agreement or as otherwise disclosed to the Underwriters, there is no broker, finder or other party that is entitled to receive from the Company any brokerage or finder’s fee or other fee or commission as a result of any of the transactions contemplated by this Agreement.

(xxxvii)          TSX Listing. The currently issued and outstanding Common Shares are listed on the TSX and quoted for trading on the OTCQX International and the Company is in compliance with all applicable requirements of the TSX, except where the failure to be in compliance would not reasonably be expected to result in delisting or any suspension of trading or other privileges.

(xxxviii)         Foreign Status. The Company is a “foreign private issuer” within the meaning of Rule 3b-4 under the 1934 Act.

(xxxix)            Non-Arm’s Length Transactions. To the knowledge of the Company, except as disclosed in the General Disclosure Package and the Final Prospectuses, neither the Company nor any of the Subsidiaries is a party to any contract, agreement or understanding with any officer, director, employee or any other person not dealing at arm’s length with the Company or any such Subsidiary which is required to be disclosed by applicable Canadian Securities Laws.

(xl)                 Relationships with Underwriters. Neither the Company nor any of the Subsidiaries (i) has any material lending or other relationship with any bank or lending affiliate of any of the Underwriters or (ii) intends to use any of the proceeds from the sale of the Offered Shares hereunder to repay any outstanding debt owed to any affiliate of any of the Underwriters.

(b)            Officer’s Certificates. Any certificate signed by any officer of the Company or any of the Subsidiaries delivered to the Representatives or to counsel for the Underwriters shall be deemed a representation and warranty by the Company to each Underwriter as to the matters covered thereby.

   SECTION 2.           Sale and Delivery to Underwriters; Closing.

(a)           Initial Shares. On the basis of the representations and warranties herein contained and subject to the terms, including the Canadian dollar price per share set forth in Schedule B, the Company hereby agrees to sell to the Underwriters and the Underwriters agree to purchase at the Closing Time (defined below) that number of Initial Shares set forth in Schedule A opposite the name of such Underwriters, plus any additional number of Initial Shares which such Underwriter may become obligated to purchase pursuant to the provisions of Section 9 hereof, subject, in each case, to such adjustments among the Underwriters as the Representatives in their sole discretion shall make to eliminate any sales or purchases of fractional Shares.

(b)           Option Shares. In addition, on the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company hereby grants an option to the Underwriters, severally and not jointly, to purchase in addition to the Initial Shares up to 21,825,000 Option Shares at the Canadian dollar price per share set forth in Schedule B. The option hereby granted will expire 30 days after the Closing Time (defined below) and may be exercised in whole or in part from time to time only for the purpose of covering over-allotments which may be made in connection with the offering and distribution of the Initial Shares upon notice by the Representatives to the Company setting forth the number of Option Shares as to which the several Underwriters are then exercising the option and the time and date of payment and delivery for such Option Shares.  Any such time and date of delivery (a “Date of Delivery”) shall be determined by the Representatives, but shall not be later than seven full business days after the exercise of said option, nor in any event prior to the Closing Time, as hereinafter defined. If the option is exercised as to all or any portion of the Option Shares, each of the Underwriters, acting severally and not jointly, will purchase that proportion of the total number of Option Shares then being purchased which the number of Initial Shares set forth in Schedule A opposite the name of such Underwriter bears to the total number of Initial Shares, subject in each case to such adjustments as the Representatives in their sole discretion shall make to eliminate any sales or purchases of fractional Shares.

(c)           Payment and Closing. The closing of the sale of the Initial Shares shall be made at the offices of Stikeman Elliott LLP, Suite 1700, 666 Burrard Street, Vancouver, British Columbia, V7C 2X8 or at such other place as shall be agreed upon by the Representatives and the Company, at 8:00 a.m. (Eastern time) on November 23, 2010 or on such other date as shall be agreed upon by the Representatives and the Company (such time and date of payment and delivery being herein called “Closing Time”).

At the Closing Time, the Company shall issue and deliver to the Underwriters the one or more global certificates (in physical or electronic form as the Representatives may advise) representing the Initial  Shares and, subject to exercise of the option in accordance with Section 2(b), the Option Shares, in the names and denominations reasonably requested by the Underwriters; provided that in respect of each purchaser of Initial Shares under the Canadian Private Placement, separate certificates containing the legend set out in Section 2(e) shall be issued.

If the Company has satisfied all of its obligations under this Agreement, at the Closing Time, the Underwriters shall pay to the Company the aggregate gross proceeds of the sale of Offered Shares, net of (i) the compensation to Underwriters in accordance with the terms of Schedule B and (ii) the aggregate expenses of the Underwriter as provided in Section 4.

In addition, in the event that any or all of the Option Shares are purchased by the Underwriters, payment of the net proceeds from the sale of, and delivery of certificates for, such Option Shares shall be made at the above-mentioned offices, or at such other place as shall be agreed upon by the Representatives and the Company, on each Date of Delivery as specified in the notice from the Representatives to the Company.

Payment shall be made to the Company by wire transfer of immediately available funds to a bank account designated by the Company against delivery to Raymond James for the respective accounts of the Underwriters of the Offered Shares to be purchased by them.  It is understood that each Underwriter has authorized Raymond James, for its account, to accept delivery of, receipt for, and make payment of the purchase price for, the Initial Shares and the Option Shares, if any, which it has agreed to purchase. Payment to the Company with respect to the Offered Shares the Underwriters have sold or expect to sell shall be made in Canadian dollars, as set forth on Schedule B hereto.

(d)           Denominations; Registration. Deposit Notices for the Offered Shares, if any, shall be in such denominations and registered in such names as the Representatives may request in writing at least one full business day before the Closing Time or the relevant Date of Delivery, as the case may be.

(e)           Canadian Private Placement Legend. Any certificates representing Offered Shares which are issued and delivered by the Company pursuant to the Canadian Private Placement shall bear the following legend:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITIES REPRESENTED HEREBY BEFORE MARCH ●, 2011. [INSERT THE DATE THAT IS FOUR MONTHS AFTER THE DATE OF CLOSING]

   SECTION 3.          Covenants of the Company. The Company covenants with each Underwriter and any broker-dealer affiliates acting on their behalf as follows:

(a)           Compliance with Securities Regulations and Commission Requests. The Company, subject to Section 3(b), will prepare the Canadian Final Prospectus in accordance with the Canadian Shelf Procedures and the U.S. Final Prospectus, consisting of the Canadian Final Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the 1933 Act Regulations, in each case in a form reasonably approved by the Representatives, and will file (i) the Canadian Final Prospectus with the Reviewing Authority and the Qualifying Authorities pursuant to the Canadian Shelf Procedures as soon as possible but not later than 5:00 p.m. (Toronto time) on November 2, 2010, and (ii) the U.S. Final Prospectus with the Commission pursuant to General Instruction II.L of Form F-10 not later than 5:00 p.m. (Toronto time) on November 2, 2010. The Company will notify the Representatives immediately, and confirm the notice in writing, (1) when the Canadian Final Prospectus shall have been filed with the Qualifying Authorities pursuant to the Canadian Shelf Procedures, (2) when the U.S. Final Prospectus shall have been filed with the Commission pursuant to General Instruction II.L of Form F-10, (3) prior to the termination of the offering of the Offered Shares, of any request by the Qualifying Authorities to amend or supplement, as applicable, the Canadian Base Prospectus, the

Canadian Final Prospectus, or any document incorporated by reference therein or for additional information or of any request by the Commission to amend the Registration Statement or to amend or supplement, as applicable, the U.S. Base Prospectus, the U.S. Final Prospectus or any document incorporated by reference therein or for additional information, (4) of the time when, prior to the termination of the Offering of the Offered Shares, any amendment or supplement, as applicable, to the Canadian Base Prospectus or any document incorporated by reference therein has been filed with or receipted by the Reviewing Authority, or of the filing with, or mailing or the delivery to, the Commission for filing of any amendment of the Registration Statement or supplement to the U.S. Base Prospectus, (5) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or of any order preventing or suspending its use or the use of the U.S. Base Prospectus, the Preliminary U.S. Prospectus, the U.S. Final Prospectus, or any Issuer Free Writing Prospectus, (6) if the Company becomes the subject of a proceeding under Section 8A of the 1933 Act in connection with the offering of the Offered Shares, (7) of the receipt by the Company of any communication from a Qualifying Authority or any other regulatory authority in Canada relating to the Canadian Preliminary Prospectus, the Canadian Final Prospectus, the offering of the Offered Shares or the listing of the Common Shares offered hereby on the TSX, and (8) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Offered Shares for offering or sale in any jurisdiction or the suspension of the trading in any securities of the Company or the initiation or threatening of any proceeding for any of such purposes. The Company will make every reasonable effort to prevent the issuance of any such stop order or cease trade order or the occurrence of any such suspension or objection and, upon such issuance, occurrence or objection, to obtain as soon as possible the withdrawal of such stop order or cease trade order or relief from such occurrence or suspension, including, if necessary, by filing an amendment to the Registration Statement or the Canadian Base Prospectus or a new registration statement and will make every reasonable effort to have such amendment or new registration statement declared effective or qualified at the earliest possible moment.

(b)           Filing of Amendments and Exchange Act Documents. The Company will give the Representatives notice of its intention to prepare or file any amendment to the Registration Statement or any amendment or supplement or revision, as applicable, to the U.S. Base Prospectus, the Canadian Base Prospectus, any Issuer Free Writing Prospectus or any Supplementary Material, and will furnish the Representatives with copies of any such documents a reasonable amount of time prior to such proposed filing or use, as the case may be, and will not file or use any such document to which the Representatives or counsel for the Underwriters shall object, acting reasonably. The Company has given the Representatives notice of any filings made pursuant to the 1934 Act or 1934 Act Regulations or Canadian Securities Laws within 48 hours prior to the Applicable Time; the Company will give the Representatives notice of its intention to make any such filing from the Applicable Time to the Closing Time and will furnish the Representatives with copies of any such documents a reasonable amount of time prior to such proposed filing, as the case may be, and will not file or use any such document to which the Representatives or counsel for the Underwriters shall reasonably object.

(c)           Delivery of Filed Documents. The Company has furnished or will deliver to the Representatives and counsel for the Underwriters, without charge, copies of the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus, the Canadian Final Prospectus, and any Supplementary Material, approved, signed and certified as required by Canadian Securities Laws, and signed copies of the Registration Statement as originally filed and of each amendment thereto (including exhibits filed therewith or incorporated by reference therein and documents incorporated or deemed to be incorporated by reference therein), the Form F-X and all consents and certificates of experts, and will also deliver to the Representatives, without charge and for the benefit of each Underwriter, conformed copies of the Registration Statement as originally filed and each amendment or supplement thereto (without exhibits).  The copies of the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus, the Canadian Final Prospectus and any Supplementary Material furnished to the Representatives and counsel for the Underwriters will be identical to the corresponding electronically transmitted copies thereof filed with the Qualifying Authorities pursuant to SEDAR, and the copies of the Registration Statement and each amendment or supplement thereto furnished to the Representatives and counsel for the Underwriters will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T. The Company will also deliver to the Representatives and counsel for the Underwriters copies of all correspondence with the Qualifying Authorities relating to any proposed or requested exemptions from the requirements of applicable Canadian Securities Laws.

(d)           Delivery of Prospectuses.  The Company has delivered to each Underwriter, without charge, as many commercial copies of the U.S. Preliminary Prospectus and Canadian Preliminary Prospectus as such Underwriter has reasonably requested, and the Company hereby consents to the use of such copies for purposes permitted by the 1933 Act and applicable Canadian Securities Laws. The Company will furnish to each Underwriter, without charge, during the period when a prospectus is required by the 1933 Act, the 1933 Act Regulations or applicable Canadian Securities Laws to be delivered in connection with sales of the Offered Shares, such number of copies of the U.S. Final Prospectus and Canadian Final Prospectus and any Issuer Free Writing Prospectus (each as amended or supplemented) as such Underwriter may reasonably request. The copies of the Canadian Preliminary Prospectus and the Canadian Final Prospectus furnished to the Underwriters will be identical to the corresponding electronically transmitted copies thereof filed with the Qualifying Authorities pursuant to SEDAR, and the copies of the U.S. Preliminary Prospectus and U.S. Final Prospectus furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent required or permitted by Regulation S-T.

(e)           Continued Compliance with Securities Laws. The Company will comply with the 1933 Act and the 1933 Act Regulations and the Canadian Securities Laws so as to permit the completion of the distribution of the Offered Shares as contemplated in this Agreement, the General Disclosure Package and the Final Prospectuses. If, at any time prior to the filing of the U.S. Final Prospectus pursuant to General Instruction II.L of Form F-10, any event occurs as a result of which the General Disclosure Package would include any untrue statement of a material fact or would omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made or the circumstances then prevailing, not misleading, the Company will (1) notify promptly the Representatives so that any use of the General Disclosure Package may cease until it is amended or supplemented; (2) amend or supplement the General Disclosure Package to correct such statement or omission; and (3) supply any such amendment or supplement to the Representatives in such quantities as the Representatives may reasonably request.  If at any time when a prospectus is required by the 1933 Act, the 1933 Act Regulations or applicable Canadian Securities Laws to be delivered in connection with sales of the Offered Shares, any event shall occur or condition shall exist as a result of which it is necessary, in the reasonable opinion of counsel for the Underwriters or counsel for the Company, to amend the Registration Statement, file a new registration statement or amend or supplement the Final Prospectuses in order that the Final Prospectuses contain full, true and plain disclosure of all material facts relating to the Company and the Offered Shares and contain no misrepresentation (as defined under Canadian Securities Laws) and do not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time they are delivered to a purchaser, or if it shall be necessary, in the reasonable opinion of such counsel, at any such time to amend the Registration Statement, file a new registration statement or amend, supplement or revise, as applicable, the U.S. Base Prospectus, the Canadian Base Prospectus or the Final Prospectuses in order to comply with the requirements of the 1933 Act or the 1933 Act Regulations or the Canadian Securities Laws, the Company will promptly (i) prepare and file with the Commission and the Qualifying Authorities, subject to Section 3(b), such amendment, supplement or new registration statement as may be necessary to correct such statement or omission or to effect such compliance, (ii) if applicable, use its best efforts to have any amendment to the Registration Statement or new registration statement declared effective as soon as practicable in order to avoid any disruption in the offering of the Offered Shares, and (iii) furnish to the Underwriters such number of copies of such amendment or supplement as the Underwriters may reasonably request.  If at any time following the issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information contained in the General Disclosure Package or the Final Prospectuses or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at that subsequent time, not misleading, the Company will promptly notify the Representatives and will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.

(f)           Blue Sky Qualifications.  The Company will cooperate with the Underwriters in connection with the qualification of the Offered Shares for offering and sales under the applicable securities laws of such states and other jurisdictions (domestic or foreign) as the Representatives may reasonably designate and in maintaining such qualifications in effect for so long as required for the distribution of the Offered Shares; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.

(g)           Earnings Statement. As soon as practicable, but in any event not later than eighteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the 1933 Act), the Company will make generally available to its security holders and to the Representatives an earnings statement or statements of the Company and the Subsidiaries which will satisfy the provisions of Section 11(a) of the 1933 Act and Rule 158 under the 1933 Act.

(h)           Use of Proceeds. The Company will use the net proceeds received by it from the sale of the Offered Shares substantially in accordance with the description set forth in the General Disclosure Package and the Final Prospectuses under “Use of Proceeds.”

(i)           Listing. The Company will use its reasonable best efforts to effect and maintain the listing of the Offered Shares on the TSX and its quotation for trading on the OTCQX International.

(j)           Restriction on Sale of Shares by the Company. During a period of 60 days from the Closing Time, the Company agrees not to, directly or indirectly, without the prior written consent of any one of the Representatives, such consent not to be unreasonably withheld or delayed, sell or issue or announce its intention to sell or issue, or negotiate or enter into an agreement to sell or issue, any securities of the Company (including securities that are convertible or exchangeable into securities of the Company) other than (i) pursuant to the offering contemplated herein; (ii) under existing director or employee stock option, bonus or purchase plans; (iii) under director or employee stock options or bonuses granted subsequently in accordance with regulatory approval, or  (iv) as a result of the exercise of currently outstanding share purchase warrants or options or previously scheduled property payments.

(k)           Restriction on Sale of Shares by Directors and Officers.. The Company agrees that it will cause each of the directors and officers to execute and deliver the form of lock-up attached hereto as Exhibit C.

 (l)           Reporting Requirements. During the period when a prospectus is required by the 1933 Act, the 1933 Act Regulations or applicable Canadian Securities Laws to be delivered in connection with sales of the Offered Shares, the Company will file all documents required to be filed with (A) the Commission pursuant to the 1934 Act within the time periods required by the 1934 Act and the rules and regulations of the Commission thereunder, and (B) the Qualifying Authorities in accordance with applicable Canadian Securities Laws.   The Company will file with the securities regulatory authorities in each the jurisdictions in Canadian where Offered Shares will be, or have been, issued pursuant to the Canada Private Placement any report or other document required to be filed in connection with the Canadian Private Placement and within the time required by applicable Canadian Securities Laws.

(m)           Issuer Free Writing Prospectuses. The Company agrees that, unless it obtains the prior consent of the Representatives, and each Underwriter represents and agrees that, unless it obtains the prior consent of the Company and the Representatives, it has not made and will not make any offer relating to the Offered Shares that would constitute an “issuer free writing prospectus,” as defined in Rule 433, or that would otherwise constitute a “free writing prospectus,” as defined in Rule 405 under the 1933 Act, required to be filed with the Commission; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Issuer General Use Free Writing Prospectuses included in Schedule C hereto. Any such free writing prospectus consented to by the Company and the Representatives is hereinafter referred to as a “Permitted Free Writing Prospectus.”  The Company represents that it has treated or agrees that it will treat each Permitted Free Writing Prospectus as an “issuer free writing prospectus,” as defined in Rule 433, and has complied and will comply with the requirements of Rule 433 applicable to any Permitted Free Writing Prospectus, including timely filing with the Commission where required, legending and record keeping.

SECTION 4.        Payment of Expenses.

Whether or not the offering that is contemplated herein is completed, the Company will pay or cause to be paid, at the earlier of the Closing Time or the termination of this Agreement, all expenses incident to the performance of its obligations under this Agreement, including (i) the preparation, printing and filing of the Registration Statement (including financial statements and exhibits and the Form F-X) as originally filed and of each amendment thereto, the U.S. Preliminary Base Prospectus, the U.S. Base Prospectus, the U.S. Preliminary Prospectus, the U.S. Final Prospectus, any Issuer Free Writing Prospectus, the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus, the Canadian Final Prospectus and any amendments or supplements to any of them (including any Supplementary Material), and the cost of printing and furnishing copies thereof to the Underwriters, (ii) the preparation, printing and delivery to the Underwriters of this Agreement, any Agreement among

Underwriters and such other documents as may be required in connection with the offering, purchase, sale, issuance or delivery of the Offered Shares, (iii) the fees and disbursements of the Company’s Canadian and U.S. counsel, accountants, technical experts and other advisors, (iv) the qualification of the Offered Shares under securities laws in accordance with the provisions of Section 3(f) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Underwriters in connection therewith and the cost of the preparation, printing and delivery to the Underwriters of copies of any blue sky survey and any supplement thereto, (v) the printing (or reproduction) and delivery (including postage, freight charges and charges for counting and packaging) to the Underwriters of copies of the Registration Statement, the Final Prospectuses, any Issuer Free Writing Prospectus and any amendments or supplements thereto (including any Supplementary Material) and any costs associated with electronic delivery of any of the foregoing by the Underwriters to investors or shareholders, (vi) the fees and expenses of any transfer agent or registrar for the Common Shares, and (vii) the fees and expenses incurred in connection with the listing of the Common Shares offered hereby, on the TSX. Whether or not the offering that is contemplated herein is completed, the Company shall, except as otherwise agreed in writing with the Underwriters, also assume and pay the reasonable and documented out-of-pocket expenses of the Underwriters and the reasonable and documented fees and disbursements of Canadian and U.S. counsel to the Underwriters to a maximum of $400,000, exclusive of disbursements and taxes, and any taxes payable thereon. Notwithstanding the foregoing, payments made to the Underwriters pursuant to this Agreement shall be made in compliance with and subject to FINRA Rule 5110(f)(2) of the FINRA Manual.

SECTION 5.        Conditions of Underwriters’ Obligations. The obligations of the several Underwriters hereunder are subject to the accuracy of the representations and warranties of the Company contained in Section 1 hereof or in certificates of any officer of the Company or any Subsidiary delivered pursuant to the provisions hereof, to the performance by the Company of its covenants and other obligations hereunder, and to the following further conditions:

(a)           Canadian Filings. Each of the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus shall have been filed with the Qualifying Authorities and a Decision Document shall have been issued by the Reviewing Authority on behalf of the Qualifying Authorities relating to the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus, respectively. The Canadian Preliminary Prospectus shall have been filed with the Qualifying Authorities in accordance with the Canadian Shelf Procedures. The Canadian Final Prospectus shall have been filed with the Qualifying Authorities within the applicable time period prescribed hereby and in accordance with the Canadian Shelf Procedures; all other steps or proceedings shall have been taken that may be necessary in order to qualify the Offered Shares for distribution to the public in each of the Qualifying Jurisdictions; and no order suspending the distribution of the Offered Shares shall have been issued by any of the Qualifying Authorities and no proceedings for that purpose shall have been instituted or threatened, and any request on the part of any Qualifying Authority for additional information shall have been complied with to the reasonable satisfaction of counsel to the Underwriters.

(b)           U.S. Filings. The Registration Statement shall be effective and the U.S. Preliminary Prospectus shall have been filed with the Commission in accordance with General Instruction II.L of Form F-10.  The U.S. Final Prospectus shall have been filed with the Commission within the applicable time period prescribed hereby, and in accordance with General Instruction II.L of Form F-10; no stop order suspending the effectiveness of the Registration Statement shall have been issued under the 1933 Act or proceedings therefor initiated or threatened by the Commission, and any request on the part of the Commission for additional information shall have been complied with to the reasonable satisfaction of counsel to the Underwriters.

(c)           Opinion of Canadian Counsel for Company. At the Closing Time, the Representatives shall have received the favorable opinion, dated as of such date, of Stikeman Elliott LLP, Canadian counsel for the Company, in form and substance satisfactory to counsel for the Underwriters, acting reasonably, together with signed or reproduced copies of such opinion for each of the Underwriters with respect to the matters set forth in Exhibit A and such other matters as the Underwriters may reasonably request. Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company and the Subsidiaries and certificates of public officials.

(d)          Opinion of United States Counsel for the Company. At the Closing Time, the Representatives shall have received the favorable opinion, dated as of such date, of Dorsey & Whitney LLP, United States counsel for the Company, in form and substance satisfactory to counsel for the Underwriters, acting reasonably, together with signed or reproduced copies of such opinions for each of the Underwriters to the effect set forth in Exhibit B.  Such counsel may also state that, insofar as such opinions involve factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company and the Subsidiaries and certificates of public officials.

(e)           Opinion of United States Counsel for the Underwriters. At the Closing Time, the Representatives shall have received the favorable opinion, dated as of such date, of Skadden, Arps, Slate, Meagher & Flom LLP, United States counsel for the Underwriters, together with signed or reproduced copies of such opinion for each of the Underwriters, in form and substance satisfactory to the Representatives. Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company and the Subsidiaries and certificates of public officials.

(f)           Title Opinions. At the Closing Time, the Representatives shall have received favorable title opinions, dated as of such date and addressed to the Underwriters, from local counsel retained by the Company and acceptable to the Underwriters’ counsel, acting reasonably, with respect to the (A) Company’s title to and ownership of the Mining Claims and any other property pertaining to the Boleo Project, and (B) the Company’s title to and ownership of the Mining Claims, in each case in form and substance satisfactory to counsel for the Underwriters, acting reasonably, and together with signed or reproduced copies of such opinions for each of the Underwriters.

(g)           Officers’ Certificate. At the Closing Time, there shall not have been, since the date hereof or since the respective dates as of which information is given in the General Disclosure Package and the Final Prospectuses, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and the Subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, and the Representatives shall have received a certificate of the President and Chief Executive Officer of the Company and of the Vice President, Administration and Corporate Secretary of the Company, dated as of the Closing Time, to the effect that (i) there has been no such material adverse change, (ii) the representations and warranties in Section 1(a) hereof are true and correct with the same force and effect as though expressly made at and as of the Closing Time, (iii) the Company has complied with all agreements and satisfied all covenants and conditions on its part to be performed or satisfied at or prior to the Closing Time, (iv) no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending or, to their knowledge, contemplated by the Commission, and

(h)           No Cease Trade Order  No order having the effect of ceasing or suspending the distribution of the Offered Shares or the trading in the Offered Shares or any other securities of the Company has been issued and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are threatened by any Qualifying Authority.

(i)           Accountant’s Comfort Letter (1). At the Execution Time, the Representatives shall have received from PWC a “long-form” comfort letter dated such date, in form and substance satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such letters for each of the Underwriters, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to U.S. and Canadian underwriters with respect to the financial statements and certain financial information contained in the General Disclosure Package and the Final Prospectuses.

(j)           Accountant’s Comfort Letter (2). At the Closing Time, the Representatives shall have received from PWC a letter dated such date, in form and substance satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such letters for each of the Underwriters, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to U.S. and Canadian underwriters with respect to the financial statements and certain financial information contained in the Final Prospectuses.

(k)           Approval of Listing. At the Closing Time, the Offered Shares shall have been listed and admitted and authorized for trading on the TSX, subject only to satisfaction by the Company of customary listing conditions, and in each case satisfactory evidence of such actions shall have been provided to the Representatives.

(l)           Lock-up Agreements.  At the date of this Agreement, the Representatives shall have received an agreement substantially in the form of Exhibit C hereto signed by each of the persons listed on Schedule D hereto.

(m)           FINRA. Not more than 30 days after the date hereof and prior to the Closing Time, FINRA shall have confirmed that it has not raised any objection with respect to the fairness and reasonableness of the underwriting terms and arrangements in connection with the offering of the Offered Shares.

(n)           Conditions to Purchase of Option Shares. In the event that the Underwriters exercise their option provided in Section 2(b) hereof to purchase all or any portion of the Option Shares, the representations and warranties of the Company contained herein and the statements in any certificates furnished by the Company and any Subsidiary hereunder shall be true and correct as of each Date of Delivery and, at the relevant Date of Delivery, the Representatives shall have received:

(i)           Officers’ Certificate.  A certificate, dated such Date of Delivery, of the President and Chief Executive Officer of the Company and of the Vice President, General Counsel and Corporate Secretary of the Company confirming that the certificate delivered at the Closing Time pursuant to Section 5(g) hereof remains true and correct as of such Date of Delivery.

(ii)           Opinion of Canadian Counsel for Company. The favorable opinion of Stikeman Elliott LLP, Canadian counsel for the Company, in form and substance satisfactory to counsel for the Underwriters, acting reasonably, dated such Date of Delivery, relating to the Option Shares to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 5(c) hereof.

(iii)           Opinion of United States Counsel for Company. The favorable opinion of Dorsey & Whitney LLP, United States counsel for the Company, in form and substance satisfactory to counsel for the Underwriters, acting reasonably, dated such Date of Delivery, relating to the Option Shares to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 5(d) hereof.

(iv)           Opinion of United States Counsel for the Underwriters. The favorable opinion of Skadden, Arps, Slate, Meagher & Flom LLP, United States counsel for the Underwriters, dated such Date of Delivery, relating to the Option Shares to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 5(e) hereof.

(v)           Bring-down Comfort Letter. Letter from PWC, in form and substance satisfactory to the Representatives and dated such Date of Delivery, substantially in the same form and substance as the letters furnished to the Representatives pursuant to Section 5(j) hereof, except that the “specified date” in the letters furnished pursuant to this paragraph shall be a date not more than three days prior to such Date of Delivery.

 (n)           Additional Documents. At the Closing Time and at each Date of Delivery counsel for the Underwriters shall have been furnished with such documents and opinions as they may reasonably require for the purpose of enabling them to pass upon the issuance and sale of the Offered Shares as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the Company in connection with the issuance and sale of the Offered Shares as herein contemplated shall be satisfactory in form and substance to the Representatives and counsel for the Underwriters.

(o)           Termination of Agreement. If any condition specified in this Section shall not have been fulfilled when and as required to be fulfilled, this Agreement, or, in the case of any condition to the purchase of Option Shares on a Date of Delivery which is after the Closing Time, the obligations of the several Underwriters to purchase the relevant Offered Shares, may be terminated by the Representatives by notice to the Company at any time at or prior to the Closing Time or such Date of Delivery, as the case may be, and such  termination shall be without liability of any party to any other party except as provided in Section 4 and except that Sections 1, 6, 7 and 8 shall survive any such termination and remain in full force and effect.

      SECTION 6.          Indemnification.

(a)           Indemnification.  The Company shall protect, hold harmless and indemnify each of the Underwriters and their respective affiliates and their respective directors, officers, partners, employees, shareholders, advisers and agents (as applicable) (collectively, the “Indemnified Parties” and individually an “Indemnified Party”) from and against all losses, claims, damages, liabilities, costs and expenses, including, without limitation, all amounts paid to settle actions or satisfy judgments or awards and all reasonable legal fees and expenses on a solicitor and own client basis (collectively, a “Claim”) caused by or arising directly or indirectly by reason of the transactions contemplated in this Agreement including, without limitation: (i) any breach by the Company of, or default under, any covenant or agreement of the Company in this Agreement which has not been waived by the Underwriters under this Agreement or any inaccuracy of any representation or warranty in this Agreement or any other document to be delivered pursuant hereto or the failure of the Company to comply with any of its obligations hereunder or thereunder; (ii) any information or statement (except any information or statement relating solely to the Underwriters, or any of them, provided by the Underwriters to the Company in writing) contained in any of the Preliminary Prospectuses, Final Prospectuses, or any Supplementary Material being or being alleged to be a misrepresentation or untrue or any omission or alleged omission to state in those documents any material fact (except facts relating to the Underwriters, or any of them, provided by the Underwriters) required to be stated in those documents or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made; (iii) any information or statement (except any information or statement relating solely to the Underwriters, or any of them, provided by the Underwriters to the Company in writing) contained in the Registration Statement (or any amendment or supplement thereto) being or being alleged to be an omission or alleged omission to state in those documents any material fact (except facts relating to the Underwriters, or any of them, provided by the Underwriters) required to be stated in those documents or necessary to make any of the statements therein not misleading (iv) any order made or any inquiry, investigation or proceeding instituted, threatened or announced by any court, securities regulatory authority or stock exchange (including the TSX) or by any other competent authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating to the Underwriters, or any of them, provided by the Underwriters to the Company in writing) contained in any of the Preliminary Prospectuses, the Final Prospectuses or any Supplementary Material, which operates to prevent or restrict the trading in or the sale or distribution of the Offered Shares; (v) the Company not complying prior to the completion of the distribution of the Offered Shares with any requirement of any Applicable Securities Laws relating to the Offering; (vi)any stop order or cease trade order made by any regulatory authority before the Closing Time; (vii)the failure or inability of the Company to allot, issue and deliver any or all of the certificates representing the Offered Shares in a form and denomination satisfactory to the Underwriters at the time and place as the Underwriters may reasonably require for the completion of the transactions referred to herein; (viii) any failure or alleged failure to make timely disclosure of a material change by the Company, where such failure or alleged failure occurs during the Offering or during the period of distribution, where such failure relates to the Offering of the Offered Shares, and may give or gives rise to any liability under any statute in any jurisdiction which is in force on the date of this Agreement, and shall reimburse the Indemnified Parties for all reasonable costs, charges and expenses, as incurred, which any of them may pay or incur in connection with investigating or disputing any Claim or action related thereto including the fees and expenses of legal counsel on a solicitor and own client basis and including reimbursement paid to the Underwriters for the time spent by the Indemnified Parties in connection with any Claim payable at the normal per diem rates of such Indemnified Parties.  This indemnity shall be in addition to any liability that the Company may otherwise have.

(b)           Notice of Claim. If any Claim contemplated by this Section 6 is asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this Section 6 comes to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify in writing the Company as soon as reasonably practicable, of the nature of the Claim (provided that any failure to so notify in respect of any potential Claim shall not affect the liability of the Company under this Section 6, except to the extent that such delay prejudices the Company’s ability to contest such Claim). The Company shall, subject to the following, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce the Claim; provided that the defence shall be through legal counsel selected by the Company and acceptable to the Indemnified Party, acting reasonably, and no admission of liability or settlement of the Claim shall be made by the Company without the prior written consent of the Indemnified Party, such consent not to be unreasonably withheld. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in its defence but the fees and expenses of that counsel shall be at the expense of the Indemnified Parties unless:

(i)	the Company fails to assume the defence of the suit on behalf of the Indemnified Party within ten days of receiving notice of the suit;

(ii)	the employment of that counsel has been authorized in writing by the Company; or

(iii)
the named parties to the suit (including any added or third parties) including the Company and the Indemnified Party have been advised in writing by outside counsel that representation of the Indemnified Party by counsel for the Company is inappropriate as a result of the potential or actual conflicting interests of those represented.

In each of the cases set out in subsections 6(b)(i), (ii) or (iii), the Company shall not have the right to assume the defence of the suit on behalf of the Indemnified Party, but the Company shall be liable to pay the reasonable fees and expenses of separate counsel for all Indemnified Parties and, in addition, of local counsel in each applicable jurisdiction on a solicitor and own client basis. Notwithstanding the foregoing, no settlement may be made by an Indemnified Party without the prior written consent of the Company, which consent shall not be unreasonably withheld.

(c)           The Company hereby acknowledges and agrees that, with respect to this Section 6, the Underwriters are contracting on their own behalf and as agents for their affiliates, directors, officers, employees and agents and their respective affiliates, directors, officers, employees, partners, shareholders, advisers and agents (collectively, the “Beneficiaries”). In this regard, each of the Underwriters shall act as trustee for the Beneficiaries of the covenants of the Company under this Section 6 with respect to the Beneficiaries and accepts these trusts and will hold and enforce those covenants on behalf of the Beneficiaries.

(d)           Contribution. In order to provide for just and equitable contribution in circumstances in which an indemnity provided in this Section 6 would otherwise be available in accordance with its terms but is, for any reason not solely attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by the Indemnified Parties or enforceable otherwise than in accordance with its terms, the Underwriters and the Company, as the case may be, shall contribute to the aggregate of all Claims (other than losses of profits in connection with the distribution of the Offered Shares) of the nature contemplated in this Section 6 and suffered or incurred by the Indemnified Parties in proportions reflective of the relative benefits received by the Company and any Indemnified Party, as well as their relative fault and any other relevant equitable considerations, as determined by a court of competent jurisdiction; provided that the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of the underwriting fee or any portion thereof actually received.  The rights to contribution provided in this Section shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law provided that Section 6(d) shall apply, mutatis mutandis, in respect of that other right.

(e)           Exception.  No party guilty of negligence, wilful misconduct, fraud or fraudulent misrepresentation shall be entitled to claim indemnification under this Section 6 or contribution under Section 6(d) from any person who is not guilty of such negligence, wilful misconduct, fraud or fraudulent misrepresentation.

SECTION 7.          Representations, Warranties and Agreements to Survive. All representations, warranties and agreements contained in this Agreement or in certificates of officers of the Company or any of the Subsidiaries submitted pursuant hereto shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of any Underwriter or their respective Affiliates or selling agents, any person controlling any Underwriter, their respective officers or directors, or any person controlling the Company and (ii) delivery of and payment for the Offered Shares.

SECTION 8.           Termination of Agreement.

(a)           Termination; General. In addition to any other remedies which may be available to the Underwriters, the Underwriters (or any of them) shall be entitled, at their option, to terminate and cancel, without any liability on the Underwriters’ part, their obligations under this Agreement to purchase the Initial Shares and any Option Shares, by giving written notice to the Company at any time at or prior to the Closing Time if at any time prior to the Closing Time: (i) there shall occur any adverse material change in relation to the Company, or there should be a previously undisclosed material adverse change in relation to the Company (whether actual, proposed or prospective) which is discovered or required to be disclosed, or there should occur a change in a material fact in relation to the Company or in the General Disclosure Package or the Final Prospectuses that in the reasonable opinion of the Underwriters (or any of them), has or would be expected to result in a Material Adverse Effect or have a significant adverse effect on the market price or value of the Offered Shares; or (ii) any inquiry, investigation or other proceeding (whether formal or informal) is made or any order is issued under or pursuant to any statute of Canada or any province thereof or any statute of the United States or any state thereof or any other jurisdiction to which the Company or any of its Subsidiaries is subject or any stock exchange in relation to the Company or any of its securities (except for any inquiry, investigation or other proceeding or order based upon the activities of the Underwriters and not upon activities of the Company), which, in the opinion of the Underwriters (or any of them), acting reasonably, prevents or restricts trading in or the distribution of the Offered Shares or significantly adversely affects the market price of the Offered Shares or the business, operations or affairs of the Company and its Subsidiaries, taken as a whole; or (iii) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, including, without limiting the generality of the foregoing, any military conflict, civil insurrection, or any terrorist action (whether or not in connection with such conflict or insurrection), or any law or regulation (or change in the interpretation or administration thereof) which, in the reasonable opinion of the Underwriters (or any of them) seriously adversely affects, or involves, or will seriously adversely affect or involve, the financial markets or the business, operations or affairs of the Company and its Subsidiaries, taken as a whole, and/or prevent or materially restrict the trading in or the distribution of the Common Shares; or (iv) the Company is in breach of any material term, condition or covenant of this Agreement or any material representation or warranty given by the Company in this Agreement is or becomes false; or (v) if trading in any securities of the Company has been suspended or materially limited by the Commission, any Qualifying Authority or any other securities commission or securities regulatory authority in Canada, the United States or the TSX, or if trading generally on the TSX, the New York Stock Exchange or the Nasdaq National Market has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by such system or by order of the Commission, any Qualifying Authority or any other securities commission or securities regulatory authority in Canada, the Financial Industry Regulatory Authority, Inc. or any other governmental authority; or (vi) a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States or Canada, or (vii) a banking moratorium has been declared by either United States federal, New York state or Canadian federal authorities. Notwithstanding the foregoing, the Underwriters may not, prior to the date that is 30 days from the date hereof, terminate this Agreement pursuant to a failure to satisfy the closing condition set forth in Section 5(m) herein.

(b)           All Terms and Conditions. The Company agrees that all material terms and conditions of this Agreement shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use its commercially reasonable best efforts to cause such conditions to be complied with, and that any breach or failure by the Company to comply with any such conditions shall entitle any of the Underwriters to terminate their obligations to purchase the Initial Shares and any Option Shares by notice to that effect given to the Company at or prior to the Closing Time, unless otherwise expressly provided in this Agreement.  The Underwriters may waive, in whole or in part, or extend the time for compliance with, any terms and conditions of this Agreement without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Underwriters only if such waiver or extension is in writing and signed by all of the Underwriters.

(c)           Liabilities. If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in Section 4 hereof, and provided further that Sections 1, 6 and 7 shall survive such termination and remain in full force and effect.

SECTION 9.             Default by One or More of the Underwriters. If one or more of the Underwriters shall fail at the Closing Time or a Date of Delivery to purchase the Offered Shares which it or they are obligated to purchase under this Agreement (the “Defaulted Shares”), the Representatives shall have the right, within 36 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other underwriters, to purchase all, but not less than all, of the Defaulted Shares in such amounts as may be agreed upon and upon the terms herein set forth.  If the non-defaulting Underwriters or other Underwriters do not agree to purchase the Defaulted Shares, the Company shall have the right to either (i) proceed with the sale of the Offered Shares (less the Defaulted Shares) to the non-defaulting Underwriters, or (ii) terminate its obligations hereunder without liability to the non-defaulting Underwriters except under Sections 4 and 6.

SECTION 10.           Entire Agreement. This Agreement constitutes the entire agreement between the Company and the Underwriters in connection with the transactions described herein and supersedes all prior understandings, negotiations and discussions, whether oral or written, in relation to the transactions described herein, including without limitation, the letter agreement dated November 1, 2010 between the Company and the Representatives.

SECTION 11.            Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication.  Notices to the Underwriters shall be directed to the Representatives at Scotia

Plaza, 40 King Street West, 54th Floor, Toronto, Ontario, M5H 3YS, Fax: 416-777-7114 attention of John Willet and at 200 – 609 Granville Street, Vancouver, BC, V7X 1H2, Fax: 604-643-7733, attention of Ali Pejman; notices to the Company shall be directed to it at Suite 500, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6, Fax 604-629-5228, attention of John Greenslade, President & Chief Executive Officer.

SECTION 12.            No Advisory or Fiduciary Relationship.  The Company acknowledges and agrees that (a) the purchase and sale of the Offered Shares pursuant to this Agreement, including the determination of the public offering price of the Offered Shares and any related discounts and commissions, is an arm’s-length commercial transaction between the Company, on the one hand, and the several Underwriters, on the other hand, (b) in connection with the offering contemplated hereby and the process leading to such transaction each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company or its shareholders, creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favor of the Company with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company on other matters) and no Underwriter has any obligation to the Company with respect to the offering contemplated hereby except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated hereby and the Company has consulted its own respective legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

SECTION 13.            Parties. This Agreement shall inure to the benefit of and be binding upon the Underwriters and the Company and their respective successors.  Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Underwriters and the Company and their respective successors and the controlling persons and officers and directors referred to in Sections 6 and 7 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Underwriters and the Company and their respective successors, and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation.  No purchaser of Shares from any Underwriter shall be deemed to be a successor by reason merely of such purchase.

SECTION 14.            GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF BRITISH COLUMBIA AND THE FEDERAL LAWS OF CANADA APPLICABLE THEREIN.

SECTION 15.            TIME. TIME SHALL BE OF THE ESSENCE OF THIS AGREEMENT. EXCEPT AS OTHERWISE SET FORTH HEREIN, SPECIFIED TIMES OF DAY REFER TO  VANCOUVER TIME.

SECTION 16.             Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.

SECTION 17.              Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement among the Underwriters and the Company in accordance with its terms.

Yours very truly,

BAJA MINING CORP.

By:     ___________________________

The foregoing accurately reflects the terms of the transaction that we are to enter into and such terms are agreed to.

ACCEPTED as of this 1st day of November, 2010.

Yours very truly,

RAYMOND JAMES LTD.

By:              signed “John Willett”

CANACCORD GENUITY CORP.

By:              signed “Ali Pejman”

CORMARK SECURITIES INC.

By:              signed “Jeff Kennedy"

CIBC WORLD MARKETS INC.

By:              signed “Sam Lee"

HAYWOOD SECURITIES INC.

By:              signed “Greg McKenzie"

SCHEDULE A

Name of Underwriter	Percentage of Offered Shares

Raymond James Ltd.	40.0%
Canaccord Genuity Corp.	40.0%
Cormark Securities Inc.	13.0%
CIBC World Markets Inc.. Haywood Securities Inc………………………………	5.0% 2.0%

Total:	100%

SCHEDULE B

PRICING INFORMATION

Issue Price	C$1.10
Aggregate Number of Shares (including Option Shares)	145,500,000 (167,325,000)
Expected Closing Date	November 23, 2010

In consideration of the Underwriters’ services to be rendered in connection with the offering contemplated in the Agreement to which this Schedule B is attached, the Company shall pay to the Representatives, for and on behalf of the Underwriters, a cash fee equal to C$0.055 per Share (except for Shares sold to Louis Dreyfus Commodities Metals Suisse SA or any of its affiliates, in respect of which sales the cash fee will be equal to C$0.044 per Share), which fee shall be paid by the Company to the Representatives, for and on behalf of the Underwriters, as at the Closing Time except to the extent that it relates to the sale of Option Shares sold and delivered at a date following the Closing Time in which case it shall be paid at the relevant Date of Delivery.

SCHEDULE C

LIST OF ISSUER GENERAL USE FREE WRITING PROSPECTUS

None.

SCHEDULE D

LIST OF PERSONS/ENTITIES EXECUTING LOCK-UP LETTERS

John W. Greenslade
Robert Mouat
Graham Thody
Charles Thomas Ogryzlo
Ross Glanville
David Dreisinger
Tawn Albinson
Kendra Low
Michael Shaw
Rowland Wallenius

SCHEDULE E

LIST OF SUBSIDIARIES

Subsidiary Name	Jurisdiction of Incorporation	Percentage Owned by Baja Mining Corp.
Baja International S.à r.l.	Luxembourg	100%
Boleo International S.à r.l.	Luxembourg	100%
Minera y Metalurgica del Boleo SA de CV	Mexico	70%
Desarrollos y Servicios Costeros SA de CV	Mexico	70%
Servicios y Desarrollos Meseta Central SA de CV	Mexico	70%

Exhibit A

MATTERS IN RESPECT OF WHICH COMPANY’S CANADIAN COUNSEL SHALL
DELIVER OPINIONS PURSUANT TO SECTION 5(c)

1   the Company and each of its Subsidiaries is a corporation duly incorporated, continued or amalgamated, as the case may be, and is validly existing and is in good standing under the laws of the jurisdiction in which it was incorporated, continued, or amalgamated, as the case may be;

2   each of the Company and each of its Subsidiaries has all necessary corporate power to own, lease and operate its respective properties and to conduct its respective business as described in the Preliminary Prospectuses and the Final Prospectuses and to enter into and, if applicable, perform its respective obligations under the Underwriting Agreement;

3   the authorized, issued and outstanding share capital of the Company and each of its Subsidiaries;

4   the Company’s ownership interest in each of its Subsidiaries;

5   all necessary corporate action has been taken by the Company to authorize the Offered Shares for issuance, sale and delivery to the Underwriters pursuant to the Underwriting Agreement and, the Offered Shares when issued and delivered by the Company pursuant to the Underwriting Agreement against payment of the consideration set forth in the Underwriting Agreement, will be validly issued and fully paid and non-assessable;

6   the Option Shares have been duly created, allotted and reserved for issuance by the Company;

7   the forms of certificate used to evidence each of the Offered Shares have been approved and adopted by the Company and comply with all applicable statutory requirements, with any applicable requirements of the memorandum, articles and notice of articles of the Company, with the provisions of the BCBCA relating thereto and the applicable requirements of the Toronto Stock Exchange for such certificates.

8   the Company has all necessary corporate power and capacity: (i) to execute and deliver this Agreement and perform its obligations under this Agreement; and (ii) to issue the Offered Shares;

9   all necessary corporate action has been taken by the Company to authorize the execution and delivery of each of the Canadian Preliminary Prospectus, the Canadian Final Prospectus and any Supplementary Material and the filing thereof with the Reviewing Authority and the Qualifying Authorities;

10   this Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement may be limited by applicable law and other qualifications standard for an opinion of this nature;

11   the execution and delivery of this Agreement, the fulfillment of the terms hereof by the Company and the offering, issuance, sale and delivery of the Offered Shares do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with any of the terms, conditions or provisions of the memorandum and articles of the Company;

12    Computershare Investor Services Inc. is the duly appointed registrar and transfer agent for the common shares of the Company;

13       a final Decision Document has been obtained in respect of the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus from the Reviewing Authority on behalf of itself and the other Qualifying Authorities and all necessary documents have been filed, all requisite proceedings have been taken and all necessary authorizations, approvals, permits, consents and orders have been obtained under the securities laws of each of the Qualifying Jurisdictions to qualify the distribution of the Offered Shares and the Option Shares in each of the Qualifying Jurisdictions through registrants registered under applicable securities laws (including related and applicable regulations, policies and rules) of the Qualifying Jurisdictions who have complied with the applicable provisions of such securities laws.

14   the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus, the Canadian Final Prospectus and any Supplementary Material in connection with the offering of the Offered Shares (other than the financial statements and supporting schedules and accompanying management’s discussion and analysis included therein or omitted therefrom, as to which such counsel need express no opinion) comply as to form in all material respects to the requirements, including the Canadian Shelf Procedures, of the securities laws, rules and regulations of each Qualifying Jurisdiction.

15   the Company is a “reporting issuer” under the securities legislation of each the Qualifying Jurisdictions that recognizes the concept of reporting issuer and is not on the list of defaulting issuers maintained by the securities commissions of any Qualifying Jurisdiction.

16   the Toronto Stock Exchange has conditionally approved the listing of all of the Common Shares, subject to the Company fulfilling the requirements of such exchange set forth in the conditional approval letter on or before the date in such letter.

17   to such counsel’s knowledge, no order having the effect of ceasing or suspending the distribution of the Securities or the trading in the Common Shares has been issued by any securities regulatory authority in the Qualifying Jurisdictions and no proceedings for that purpose have been instituted or are pending or contemplated.

18   the statements in the Preliminary Prospectuses and the Final Prospectuses, under the captions “Description of the Securities Distributed”, “Certain Canadian Federal Income Tax Considerations”, “Statutory Rights of Withdrawal and Rescission”, and “Eligibility for Investment” and in the Registration Statement under “Part II – Information Not Required to Be Delivered to Offerees or Purchasers – Indemnification” have been reviewed by such counsel and fairly summarize the matters under such headings.  All descriptions in the Final Prospectuses of Canadian statutes and regulations are fair summaries of the matters discussed therein

19   to such counsel’s knowledge, the Company is not in violation of its notice of articles and articles of incorporation.

20   the execution, delivery and performance of the Underwriting Agreement and the consummation of the transactions contemplated in the Underwriting Agreement and the Registration Statement, (including the issuance and sale of the Offered Shares and the use of the proceeds from the sale of the Offered Shares as described in the Preliminary Prospectuses and the Final Prospectuses under the caption “Use of Proceeds”) and compliance by the Company with its obligations under the Underwriting Agreement do not and will not, whether with or without the giving of notice or lapse of time or both, result in any violation of (i) the memorandum and articles and articles of the Company, (ii) any resolutions of the board of directors (or any committee thereof) or the shareholders of the Company contained in the minute books of the Company provided to such counsel, or (iii) any material law of general application in the Province of British Columbia or any law of general application in Canada to which the Company or any subsidiary or any of their respective properties, assets or operations is subject. No further consents, approvals, authorizations from or filings with any court, regulatory body or administrative agency or other governmental agency or body, other than those that have been validly obtained and continue in effect, are required for the Company’s execution, delivery or performance of the Underwriting Agreement or the consummation of the transactions contemplated by the Underwriting Agreement, other than any continuous disclosure filings required to be made by the Company pursuant to applicable Canadian Securities Laws.

21   The Company is eligible to file a short form prospectus and a prospectus supplement with the Reviewing Authority.

In rendering such opinion, such counsel may rely (A) as to matters involving the application of the laws of any jurisdiction other than the Provinces of Alberta, British Columbia, Ontario or the Federal laws of Canada, upon the opinion of local Canadian counsel to the Company (which opinion shall be dated and furnished to the Underwriters at the Closing Time, shall be reasonably satisfactory in form and substance to counsel for the Underwriters and shall either be addressed to the Underwriters or expressly state that the Underwriters may rely on such opinion as if it were addressed to them), and (B), as to matters of fact (but not as to legal conclusions), to the extent they deem proper, on certificates of responsible officers of the Company and public officials, provided that such certificates shall have been delivered to the Underwriters.

In addition to rendering the opinions set forth above, such counsel shall also include statements to the effect that:

(a)           we have not been retained as counsel to the Company in connection with any pending actions, suits or proceedings against or affecting the business of the Company or before or by any governmental entity or arbitrator to which the Company is subject. In making this statement, we have, for •, reviewed time dockets dating since ● to identify the lawyers who have performed services for the Company since ● and have inquired as to whether they are retained with respect to any such proceedings. We have not conducted any other investigation; and

(b)           the attributes of the Common Shares, conform in all material respects to the description thereof contained in the Preliminary Prospectuses and the Final Prospectuses.

Exhibit B

FORM OF OPINION OF COMPANY’S US COUNSEL TO BE DELIVERED PURSUANT TO SECTION 5(d)

1.           The execution and delivery by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby and thereby, including the issuance and sale of the Offered Shares, will not (i) constitute a violation of, or a breach or default under, the terms of any agreement set forth on Schedule I to such counsel’s opinion, or (ii) violate or conflict with, or result in any contravention of, any Applicable Law or any Applicable Order.  Such counsel may state that they do not express any opinion as to whether the execution, delivery or performance by the Company of this Agreement will constitute a violation of, or a default under, any covenant, restriction or provision with respect to financial ratios or tests or any aspect of the financial condition or results of operations of the Company or any of its subsidiaries. “Applicable Law” means those laws, rules and regulations of the State of New York and those federal laws, rules and regulations of the United States of America, in each case that, in such counsel’s experience, are normally applicable to transactions of the type contemplated by this Agreement (other than the United States federal securities laws, state securities or blue sky laws, antifraud laws and the rules and regulations of the Financial Industry Regulatory Authority, Inc.), but without such counsel having made any special investigation as to the applicability of any specific law, rule or regulation; and “Applicable Orders” means those judgments, orders or decrees set forth on Schedule II to such counsel’s opinion.

2.           No Governmental Approval, which has not been obtained or taken and is not in full force and effect, is required to authorize, or is required for, the execution or delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby or thereby. “Governmental Approval” means any consent, approval, license, authorization or validation of, or filing, qualification or registration with, any court, regulatory body, administrative agency or governmental body of the State of New York or the United States of America having jurisdiction over the Company under Applicable Laws, required to be made or obtained by the Company pursuant to Applicable Laws, other than any consent, approval, license, authorization, validation, filing, qualification or registration that may have become applicable as a result of the involvement of any party (other than the Company) in the transactions contemplated by this Agreement or because of such parties’ legal or regulatory status or because of any other facts specifically pertaining to such parties.

3.           Under current United States federal income tax law, although the discussion set forth in the U.S. Final Prospectus under the caption “Certain United States Federal Income Tax Considerations” does not purport to summarize all possible United States federal income tax consequences of the ownership and disposition of the Offered Shares acquired by U.S. Holders (as defined in the U.S. Final Prospectus) pursuant to the offering, such discussion constitutes, in all material respects, a fair and accurate summary of the United States federal income tax considerations that are anticipated to be material to such U.S. Holders.

4.           The Company is not and, solely after giving effect to the offering and sale of the Offered Shares and the application of the proceeds thereof as described in the U.S. Final Prospectus under the heading “Use of Proceeds”, will not be required to seek an order permitting registration under the Investment Company Act of 1940, as amended.

Such counsel shall state that, according to the Commission’s EDGAR database, (i) the Form F-X was filed with the Commission prior to the effectiveness of the Registration Statement, and (ii) the filing of the U.S. Final Prospectus pursuant to General Instruction II.L of Form F-10 was made in the manner and within the time period required by such General Instruction II.L. Such counsel shall also state that they have been orally advised by the Commission that no stop order suspending the effectiveness of the Registration Statement has been issued and, to such counsel’s knowledge, no proceedings for that purpose have been instituted or are pending or threatened by the Commission.

In addition, such counsel shall include a statement to the effect that such counsel has participated in conferences with officers and other representatives of the Company, Canadian counsel for the Company, representatives of the independent registered public accountants of the Company, representatives of the Underwriters and U.S. and Canadian counsel for the Underwriters at which the contents of the Registration Statement and the U.S. Final Prospectus and related matters were discussed.  Such counsel shall state that such counsel did not participate in the preparation of the Incorporated Documents but have, however, reviewed such documents and discussed the business and affairs of the Company with officers and other representatives of the Company. Such counsel shall state that, although such counsel is not passing upon, or assuming any responsibility for, the accuracy, completeness or fairness of the statements contained or incorporated by reference in the Registration Statement, the General Disclosure Package or the U.S. Final Prospectus and has made no independent check or verification thereof (except to the limited extent referred to in paragraph 3 above), on the basis of the foregoing, (i) the Registration Statement, at the time it became effective, and the U.S. Final Prospectus, as of the date of the prospectus supplement relating to the offering of the Securities, appeared on their face to be appropriately responsive in all material respects to the requirements of the 1933 Act and the 1933 Act Regulations (except that such counsel need not express any view as to the financial statements, schedules and other financial information or the information derived from the reports of or attributed to persons named in the U.S. Final Prospectus under the heading “Experts”, in each case included or incorporated by reference therein or excluded therefrom), (ii) the Form F-X, as of its date, appeared on its face to be appropriately responsive in all material respects to the requirements of the 1933 Act and the 1933 Act Regulations applicable to such form, and (iii) no facts have come to such counsel’s attention that have caused such counsel to believe that (A) the Registration Statement, at the time it became effective contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or (B) the General Disclosure Package, as of the Applicable Time, contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (C) that the U.S. Final Prospectus, as of the date of the prospectus supplement relating to the offering of the Securities, and as of the Closing Time, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, (except that, in each case, such counsel need not express any view as to the financial statements, schedules and other financial information or the information derived from the reports of or attributed to persons named in the U.S. Preliminary Prospectus or the U.S. Final Prospectus, as applicable, under the heading “Experts”, in each case included or incorporated by reference therein or excluded therefrom, the report of management’s assessment of the effectiveness of internal control over financial reporting or the auditors’ attestation report thereon or the statements contained in the exhibits to the Registration Statement (other than statements contained in the Incorporated Documents, which Incorporated Documents are themselves required to be filed as exhibits to the Registration Statement pursuant to paragraph (4) of Part II of Form F-10 under the Securities Act and the MJDS)).

Exhibit C
FORM OF LOCK-UP LETTER

November ●, 2010

Raymond James Ltd.
Scotia Plaza, 40 King Street West

54th Floor, Toronto, Ontario M5H 3Y2

-and-

Canaccord Genuity Corp.
2200 – 609 Granville Street
Vancouver, BC V7Y 1H2

as Representative of the several Underwriters

Re: Proposed Public Offering by Baja Mining Corp.

Ladies and Gentlemen:

The undersigned, a shareholder [and an officer and/or director] of Baja Mining Corp., a corporation existing under the laws of British Columbia (the “Company”), understands that Raymond James Ltd. (“Raymond James”) and Canaccord Genuity Corp. (“Canaccord” and together with Raymond James the “Co-Lead Underwriters”) and Cormark Securities Inc., Rodman & Renshaw Capital Group Inc. and Haywood Securities Inc. have entered into an Underwriting Agreement dated November 1, 2010 (the “Underwriting Agreement”) with the Company providing for the public offering of common shares of the Company (the “Common Shares”).  In recognition of the benefit that such an offering will confer upon the undersigned as a shareholder [and an officer and/or director] of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each underwriter to be named in the Underwriting Agreement that, during a period of 60 days after Closing Time (as defined in the Underwriting Agreement) (the “Lock-up Period”), the undersigned will not, directly or indirectly, and will not announce any intention to, without the prior written consent of the Co-Lead Underwriters (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer more than 10% of the aggregate Common Shares or any securities convertible into or exchangeable or exercisable for Common Shares held by the undersigned as of the date hereof or acquired hereafter or with respect to which the undersigned has or hereafter acquires the power of disposition, or file, or cause to be filed, any registration statement under the Securities Act of 1933, as amended, or prospectus under applicable Canadian Securities Laws (as defined in the Underwriting Agreement) with respect to any of the foregoing (collectively, the “Lock-Up Securities”) or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of more than 10% of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Shares or other securities, in cash or otherwise.

The undersigned hereby authorizes the Company during the Lock-Up Period to cause any transfer agent for the Common Shares to decline to transfer, and to note stop transfer restrictions on the share register and other records relating to, more than 10% of the Lock-Up Securities for which the undersigned is the registered or beneficial holder.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Agreement and that this Agreement constitutes the legal, valid and binding obligation of the undersigned, enforceable in accordance with its terms.  Upon request, the undersigned will execute any additional documents necessary in connection with enforcement hereof.  Any obligations of the undersigned shall be binding upon the successors and assigns of the undersigned from the date first above written.

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal law of Canada applicable therein.  Delivery of a signed copy of this letter by facsimile transmission or by email shall be effective as delivery of the original hereof.

Very truly yours,

Signature:

Print Name:

Number and Type of Lock-Up Securities: